Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-138234) and related Prospectus of Online Resources Corporation for the registration of 13,000,000 shares of its common stock, and to the incorporation by reference therein of our reports dated March 15, 2006, with respect to the consolidated financial statements and schedule of Online Resources Corporation, Online Resources Corporation’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Online Resources Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2005 filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
McLean, Virginia
November 14, 2006